July 27, 2006

Mail Stop 4561

Mr. Alfred P. West, Jr.
Chairman, Chief Executive Officer, and Director
SEI Investments Company
1 Freedom Valley Drive
Oaks, Pennsylvania 19456

Re: SEI Investments Company
Form 10-K for Fiscal Year Ended December 31, 2005
Filed March 16, 2006
File Number: 000-10200

Dear Mr. West:

   We have reviewed filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

* * * * *

Form 10-K, filed March 16, 2006

Consolidated Statements of Operations, page 35

1.   We note that you include operating and development expenses as a separate line
        item in your statements of operations to determine your income from operations.
        Please address the following:

        • Tell us each of the significant categories and corresponding expenses which
          comprise this expense line item for each period presented; and
        • Tell us how each of these expense categories represent cost and expenses
          applicable to your revenues. We refer you to Rule 5-03(2) of Regulation S-X.

Consolidated Statements of Cash Flows, page 38

2.   We note that you present purchases and sales of marketable securities within cash
        flows from investing activities in your statement of cash flows. Please tell us how
        you have accounted for the purchase of securities owned held by SIDCO in your
        statement of cash flows. We would expect cash flows relating to securities owned
        by a broker-dealer entity to be reflected as cash flow from operating activities.

Note 1 – Summary of Significant Accounting Policies

Revenue Recognition, page 41

3.   We note your disclosures as they pertain to your revenue recognition accounting
        policies. Due to the numerous service offerings provided to your customers,
        please revise your future filings to provide enhanced disclosures of your
        accounting policies for each significant source of revenue. Consider providing
        disclosures similar to that presented in your critical accounting policies on page
        26, and elaborate as necessary to provide a clear understanding of your
        accounting.

* * * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact John Spitz, Staff Accountant at (202) 551-3484, or me at (202) 551-3490, if you have questions regarding these comments.

Sincerely,

Don Walker
Senior Assistant Chief Accountant